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                                                                    EXHIBIT 99.2

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: Alcatel, a company with significantly greater financial resources than Astral Point, is well positioned to more optimally maximize Astral Point's strategic value in the telecommunications carrier marketplace and has many competitive advantages not presently available to Astral Point, such as access to a wide distribution network, a strong customer base among carriers, and the availability of financing resources to fund the growth of Astral Point's business.

    The acquisition of Astral Point will allow Alcatel to increase its next-generation synchronous optical network, or SONET, products for use in metropolitan optical networks. In particular, Astral Point's ON 7000 product is designed to support carriers' demands for the next-generation optical network.

    The parties believe that the combination of Alcatel and Astral Point solutions will create one of the most advanced and cost-effective product portfolios for current and future metropolitan optical networks in North America.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: As a result of the merger, you will receive Alcatel Class A ADSs, representing Alcatel Class A shares, in exchange for the shares of Astral Point capital stock that you own at the effective time of the merger. Instead of receiving fractional Alcatel Class A ADSs in the merger, you will receive cash in an amount equal to the average of the last reported sale prices on the New York Stock Exchange for the 20 consecutive trading days ending three trading days before the closing date of the merger for the fraction of an Alcatel Class A ADS to which you would otherwise be entitled. To the extent you hold stock options in Astral Point, after the merger those options will represent the right to acquire Alcatel Class A shares. Likewise, to the extent you hold warrants to purchase Astral Point capital stock, after the merger those warrants will represent the right to acquire Alcatel Class A ADSs. For the calculation of the actual number of Alcatel Class A shares and Alcatel Class A ADSs issuable, respectively, upon exercise of stock options and warrants, see "The Merger Agreement and Related Agreements -- The Merger Consideration."

Q:  ARE ALCATEL CLASS A ADSS PUBLICLY TRADED IN THE UNITED STATES?

A: Yes. Alcatel Class A ADSs are publicly traded in the United States and listed on the New York Stock Exchange under the trading symbol "ALA."

Q:  WHAT ARE ALCATEL CLASS A ADSS?

A: An ADS, which stands for American depositary share, is a security that allows stockholders to more easily hold and trade interests in foreign companies in the United States. Alcatel is a French company that issues shares that are equivalent in many respects to common stock in a U.S. company. Each Alcatel Class A ADS represents one Alcatel Class A share. Alcatel Class A shares are quoted in euros on the Euronext Paris SA, which is the French national stock exchange. Alcatel Class A ADSs generally are similar to the underlying Alcatel Class A shares and carry substantially the same rights.

    If you are a holder of Astral Point capital stock, you will receive in the merger Alcatel Class A ADSs, which are evidenced by an American depositary receipt. The Bank of New York is the depositary that will issue the Alcatel Class A ADSs and be the record holder of the Alcatel Class A shares represented by the Class A ADSs. If you want to exchange your Alcatel Class A ADSs for the underlying Alcatel Class A shares in accordance with the terms of the deposit agreement between Alcatel and The Bank of New York, as depositary, you are required to pay a fee to The Bank of New

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    York. The fee is currently $5.00 for each 100 or fewer Alcatel Class A ADSs you convert into Class A shares.

Q: WILL THE ALCATEL CLASS A ADSS THAT ALCATEL WILL ISSUE IN THE MERGER OR UPON THE EXERCISE OF MY WARRANTS FOLLOWING THE MERGER OR THE ALCATEL CLASS A SHARES THAT I WOULD RECEIVE UPON EXERCISE OF MY OPTIONS FOLLOWING THE MERGER BE ENTITLED TO THE PROPOSED 2001 DIVIDEND THAT ALCATEL ANNOUNCED ON JANUARY 31, 2002?

A: No, the Alcatel Class A ADSs that you will receive in the merger in exchange for your Astral Point capital stock or as payment for certain outstanding Astral Point notes will not be entitled to the 2001 dividend. In addition, if you exercise warrants, the Alcatel Class A ADSs that you will receive will not be entitled to the 2001 dividend. As a result, until the 2001 dividend is declared and paid, your Alcatel Class A ADSs may trade on the New York Stock Exchange at a lower price than the price for an Alcatel Class A ADS that is entitled to the 2001 dividend. After the 2001 dividend is declared and paid, your Alcatel Class A ADSs will trade on the New York Stock Exchange at the same price as other Alcatel Class A ADSs.

    In addition, if the merger closes and you exercise your options, the Alcatel Class A shares that you will receive when you exercise your options will not be entitled to the 2001 dividend. As a result, until the 2001 dividend is declared and paid, the Alcatel Class A shares that you will receive upon exercise of your options may trade on the Euronext Paris SA at a lower price than the price for an Alcatel Class A share that is entitled to the 2001 dividend. After the 2001 dividend is declared and paid, your Alcatel Class A shares will trade on the Euronext Paris SA at the same price as other Alcatel Class A shares.

Q:  WHAT IS THE ESCROW AGREEMENT AND HOW DOES IT WORK?

A: At the closing, 1,000,000 of the Alcatel Class A ADSs to be issued to Astral Point stockholders in the merger will be deposited in an escrow account. Therefore, approximately 12.21% of the Alcatel Class A ADSs that you are entitled to receive in the merger for the outstanding Astral Point stock that you own at the effective time of the merger will be placed into escrow. Neither Alcatel nor Astral Point can provide you with an exact final percentage because it will depend on the number of shares of Astral Point capital stock that is outstanding at the effective time of the merger. The potential issuance of Astral Point shares upon the exercise of options or warrants between the date of this consent solicitation statement/prospectus and the effective time of the merger would affect the number of outstanding shares at the effective time. However, the percentage of your Alcatel Class A ADSs to be placed into escrow will not exceed the percentage listed above.

    900,000 of these Alcatel Class A ADSs will be used to satisfy indemnification claims made by Alcatel and to reimburse up to $250,000 for any claim made or expense incurred by the representative for the Astral Point stockholders, who was appointed pursuant to the merger agreement. 100,000 of these Alcatel Class A ADSs will be used to satisfy any expenses that Astral Point incurred in connection with the merger that exceed $3 million.

    For a more complete description of the escrow agreement, see "The Merger Agreement and Related Documents -- Indemnification Obligations and Escrow Agreement."

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger as soon as practicable after receipt of the Astral Point stockholders' approval and all required regulatory approvals and the satisfaction or waiver of the other conditions to the merger.

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Q:  WHAT DO I NEED TO DO NOW?

A: We urge you to read carefully this consent solicitation statement/prospectus, including Annex A and the documents incorporated herein by reference as noted on page 83, and to consider how the merger will affect you as a stockholder. You also may want to review the other documents referenced under "Where You Can Find More Information" on page 83.

Q:  WHAT IS THE REQUIRED VOTE TO APPROVE THE MERGER?

A: Approval of the merger and adoption of the merger agreement and the transactions contemplated by the agreement requires the affirmative approval of the holders of no less than a majority of the outstanding shares of preferred stock of Astral Point, voting separately as a single class, as well as by the holders of no less than a majority of the voting power of Astral Point's preferred stock and common stock, voting together as a single class. Alcatel has entered into stockholder agreements with stockholders who have the right to vote 88.8% of the total voting power of the Astral Point preferred stock and 78.2% of the total voting power of all of the capital stock of Astral Point as of the record date for the consent solicitation. Therefore, approval of the merger and adoption of the merger agreement and the transactions contemplated by the agreement is assured, unless the stockholder agreements are terminated according to their terms.

Q: WHY ARE ASTRAL POINT'S STOCKHOLDERS VOTING TO AMEND THE CERTIFICATE OF INCORPORATION OF ASTRAL POINT?

A: Astral Point's certificate of incorporation is being amended to adjust the liquidation preferences of the shares of Astral Point preferred stock to give effect to the applicable exchange ratios set forth in the merger agreement.

Q: WHAT IS THE REQUIRED VOTE TO APPROVE THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION?

A: Approval of the amendment to the certificate of incorporation requires the affirmative approval of the holders of no less than a majority of the outstanding shares of each series of Astral Point preferred stock, each voting as a separate series; the holders of no less than a majority of the voting power of Astral Point's preferred stock, voting together as a single class; and the holders of no less than a majority of the voting power of Astral Point's preferred stock and common stock, voting together as a single class. Alcatel has entered into stockholder agreements with stockholders who have the right to vote more than 75% of each series of the Astral Point preferred stock, more than 75% of all of the preferred stock of Astral Point and 78.2% of the total voting power of all of the capital stock of Astral Point as of the record date for the consent solicitation. Therefore, approval of the amendment to the certificate of incorporation is assured, unless the stockholder agreements are terminated according to their terms.

Q: DOES THE ASTRAL POINT BOARD OF DIRECTORS RECOMMEND APPROVAL OF THE MERGER, THE ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT AND THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION?

A: Yes. The Astral Point board of directors believes that the terms of the merger and the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Astral Point and its stockholders and unanimously recommends that you approve the merger, adopt the merger agreement and the transactions contemplated by the merger agreement and approve the amendment to the certificate of incorporation.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Astral Point stockholders will receive written instructions for exchanging their stock certificates.

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Q:  AM I ENTITLED TO APPRAISAL RIGHTS?

A: You will be entitled to appraisal rights in certain instances. For a more complete description of your appraisal rights, see "The Merger -- Appraisal Rights."

Q:  WHAT ARE THE TAX CONSEQUENCES TO STOCKHOLDERS OF THE MERGER?

A: The merger should qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. As a result, you should not recognize gain or loss on the exchange of your Astral Point stock for Alcatel Class A ADSs, although gain or loss may be recognized upon the receipt of cash in lieu of fractional shares or upon the exercise of appraisal rights. We cannot assure you that the Internal Revenue Service will agree with the treatment of the merger as a tax-free reorganization. To review the tax consequences to Astral Point stockholders in greater detail, see "The Merger -- Material U.S. Federal Income Tax Consequences."

    Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your particular situation. Alcatel and Astral Point urge you to contact your tax advisors to determine the tax consequences of the merger and related transactions to you in light of your particular situation.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you would like additional copies of this consent solicitation statement/prospectus or if you have questions about the merger, you can contact Astral Point Communications, Inc., 19 Alpha Road, Chelmsford, Massachusetts 01824, Attention: Daniel P. Hayes, Chief Financial Officer, telephone number (978) 367-6000, or Alcatel, 54, rue la Boetie, 75008 Paris, France, Attention: Investor Relations, telephone number 011-331-40-76-10-10.

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